Arolucha, Inc.
Delaware Corporation

Consolidated Financial Statements and Independent Auditor's Report
October 6, 2017 (inception)

AROLUCHA, INC.

TABLE OF CONTENTS



To the Board of Directors
Arolucha, Inc.
Raleigh, North Carolina

<p style="text-align:center">**INDEPENDENT AUDITOR'S REPORT**</p>

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Arolucha, Inc. (the "Company") as of October 6, 2017 (inception) and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

<p style="text-align:center">**Artesian CPA, LLC**

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com</p>

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aroluca, Inc. as of October 6, 2017 (inception), in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the consolidated financial statements, the Company has not yet commenced planned principal operations and has not generated revenues or profits since inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado
December 28, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Current Assets:		
Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$	-
Stockholders' Equity:		
Common Stock, $0.00001 par, 10,000,000 shares authorized,		
zero issued and outstanding as of October 6, 2017 (inception)		-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	-

AROLUCHA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of October 6, 2017 (inception)

NOTE 1: NATURE OF OPERATIONS

Arolucha, Inc. (the "Company") is a corporation organized on October 6, 2017 under the laws of Delaware. The Company was formed to create family friendly live event and television productions featuring Lucha Libre-style professional wrestling emanating from Mexico. ALW Events, LLC, a limited liability company formed under the laws of Tennessee on July 13, 2017, is a wholly owned subsidiary of the Company. Arolucha, LLC, a limited liability company formed under the laws of Delaware on July 17, 2017, is a wholly owned subsidiary of the Company.

As of October 6, 2017, the Company had not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, these consolidated financial statements include all accounts of Arolucha, Inc., along with wholly owned subsidiaries, ALW Events, LLC and Arolucha, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of October 6, 2017. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 10,000,000 shares of voting common stock, $0.00001 par, none issued. No shares were outstanding as of October 6, 2017.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Amendment to Articles of Incorporation

On October 17, 2017, the Company amended and restated its Articles of Incorporation in which it authorized 5 million shares of Class A Voting Common Stock and 10 million shares of Class B Non-Voting Common Stock, along with authorizing 5 million shares of Preferred Stock, all shares with 0.00001 par value. Class A and Class B common stock holders have identical rights, with the exception of voting rights, to which Class B have none. The existing shareholders of the Company's common stock were converted to an equal number of Class A Voting Common Stock.

Common Stock Issuances

In October 2017, the Company issued 3 million shares of Class A Voting Common Stock at $0.13 per share resulting in total proceeds of $390,000.00. These stock issuances were conducted under terms of a restricted stock purchase agreement with no vesting requirements.

In November and December of 2017, the Company issued 97,265 shares of Class B Non-Voting Common Stock at $0.00001 per share resulting in proceeds of $1.00. These stock issuances were conducted under terms of restricted stock purchases agreements and are subject to vesting terms of three years, contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price.

Management's Evaluation

Management has evaluated all subsequent events through December 28, 2017, the date the financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statements.